SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 8)(1)

                            Mattson Technology, Inc.
                                (Name of Issuer)


                    Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)

                                    57723100
                                 (CUSIP Number)

                                Wilhelm Puschel
                       Member of the Management Board of
                             SES Beteiligungs-GmbH
                           Rellinghauser Strasse 1-11
                              45128 Essen, Germany
                         Telephone: 011-49-201-177-4060
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    Copy to:

                              Marc R. Packer, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                             525 University Avenue
                              Palo Alto, CA 94301
                            Telephone: 650-470-4500

                               November 17, 2005
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------------            ------------------------------
CUSIP No.        57723100                         Page     2   of  5  Pages
-------------------------------------            ------------------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           SES Beteiligungs - GmbH
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a) |_|
                                                                      (b) |_|

-------------------------------------------------------------------------------
    3      SEC USE ONLY


-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           OO
-------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Germany
-------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
                             0
      SHARES
                    -----------------------------------------------------------
                       8     SHARED VOTING POWER
   BENEFICIALLY
                             104,584
     OWNED BY
                    -----------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
       EACH
                             0
    REPORTING
                    -----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
      PERSON
                             104,584
       WITH
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           104,584
-------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                             |_|

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.20% (see Item 5)
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------------          -----------------------------
CUSIP No.        57723100                           Page   3  of  5  Pages
----------------------------------------          -----------------------------

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           RAG Aktiengesellschaft
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  |_|
                                                                 (b)  |_|

-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           OO
-------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                           |_|

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Germany
-------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
                             0
      SHARES
                    -----------------------------------------------------------
                       8     SHARED VOTING POWER
   BENEFICIALLY
                             104,584
     OWNED BY
                    -----------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
       EACH
                             0
    REPORTING
                    -----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
      PERSON
                             104,584
       WITH
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           104,584
-------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                            |_|

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.20% (see Item 5)
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           CO
-------------------------------------------------------------------------------

         This Amendment No. 8 to Schedule 13D (this "Amendment No. 8") is being filed by SES Beteiligungs-GmbH ("SES BG") and RAG Aktiengesellschaft ("RAG") pursuant to Rule 13d-2(a) of the Rules and Regulations promulgated under the Securities and Exchange Act of 1934, as amended, to amend and supplement the statement on Schedule 13D filed on January 11, 2001 by STEAG Electronic Systems AG ("SES") and STEAG AG ("STEAG"), as amended and supplemented by Amendment No. 1 on May 8, 2002, Amendment No. 2 on February 11, 2004, Amendment No. 3 on February 13, 2004, Amendment No. 4 on October 29, 2004, Amendment No. 5 on June 13, 2005, Amendment No. 6 on July 25, 2005, and Amendment No. 7 on August 19, 2005 (the "Amended Statement"), with respect to the common stock, par value $0.001 per share ("Mattson Stock"), of Mattson Technology, Inc., a Delaware corporation ("Mattson"). Capitalized terms used in this Amendment No. 8 and not otherwise defined herein have the meanings set forth in the Amended Statement. The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

Item 5.  Interest in Securities of the Issuer.

         Item 5(a) of the Amended Statement is hereby amended and restated in its entirety as follows:

         "As of the date of this Amendment No. 8, SES BG and RAG each beneficially own 104,584 shares of Mattson Stock, which represents approximately 0.20% of the outstanding shares of Mattson Stock based on 51,895,869 shares of Mattson Stock outstanding as of October 31, 2005, as reported in Mattson's Quarterly Report on Form 10-Q for its fiscal quarter ended September 25, 2005.

         As of the date of this Amendment No. 8, except as described herein, none of SES BG, RAG nor, to the best knowledge of each of SES BG and RAG, any of the individuals referred to in Schedule A, beneficially owns any Mattson Stock or securities convertible into Mattson Stock."

         The first two sentences of the first paragraph of Item 5(b) of the Amended Statement are hereby amended and restated in their entirety as follows:

         "Neither SES BG nor RAG has the sole power to vote or dispose of any shares of Mattson Stock. Each of SES BG (directly) and RAG (indirectly) may be deemed to share with WSP the power to direct the vote and disposition of the 104,584 shares of Mattson Stock owned by WSP as of the date of this Amendment No. 8."

         Item 5(c) of the Amended Statement is hereby amended and supplemented as follows:

         "On November 17, 2005, SES BG sold an aggregate of 4,461,144 shares of Mattson Stock at a price of $8.25 per share. Such shares were sold in a block trade pursuant to an effective resale registration statement under the Securities Act."

         Item 5(e) of the Amended Statement is hereby amended and supplemented as follows:

         "As of November 17, 2005, each of the SES BG and RAG ceased to be the beneficial owner of more than 5% of Mattson Stock."

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   November 18, 2005                    SES BETEILIGUNGS-GMBH

                                              By:  /s/ Werner Beder
                                                 -----------------------------
                                              Name:  Werner Beder
                                              Title: Member of the Management
                                                     Board


                                              By:  /s/ Wilhelm Puschel
                                                 -----------------------------
                                              Name:  Wilhelm Puschel
                                              Title: Member of the Management
                                                     Board


                                              RAG AKTIENGESELLSCHAFT


                                              By:  /s/ Dr. Ignace van Meenen
                                                 -----------------------------
                                              Name:  Dr. Ignace van Meenen
                                              Title: Senior Vice President


                                              By:  /s/ Christoph Muller
                                                 -----------------------------
                                              Name:  Christoph Muller
                                              Title: Senior Vice President